

October 19, 2010

Mr. Peter H. Cheesbrough
Executive Vice President and Chief Financial Officer
CIBER, Inc.
6363 South Fiddler's Green Circle, Suite 1400
Greenwood Village, CO 80111

> **Re: CIBER, Inc.**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-13103**

 Dear Mr. Cheesbrough:

        We have reviewed your letter dated September 22, 2010, in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 30, 2010.

Form 10-Q for the Quarterly Period ended June 30, 2010

Note (5) Goodwill, page 8

1.   You assert that CIBER's market capitalization is not indicative of the aggregate fair value of your reporting units in part because the market capitalization reflects: (A) the unexpected separation of the Company's President and CEO, (B) the change in the Company's Chairman, (C) the need to develop and communicate a new business strategy and direction, (D) missed earning expectations and (E) declines in operating margins. You support this assertion by stating, "we expect this discount of our stock price to reverse as we return to growth and increased profitability and we rebuild our track record with investors." However, this statement appears to be premised on entity-specific assumptions about the relative risk, uncertainty, and expected effect of these factors,

rather than assumptions that would be made by a market participant, as defined in ASC 820-10-20. In order to help us evaluate your response, please address the following:

- Tell us why market participants would not factor each of the items identified above into the fair value of your reporting units?
- Help us understand the adjustments (if any) you made to both your discounted cash flow analysis and your market approach to reflect the market participant's assumptions about the risk, uncertainty, and expected effect of each of the factors identified above.
- Tell us how you treated cash in the reporting unit valuation in light of your use of net debt to reconcile your market capitalization to the fair value of your reporting units. For example, what working capital assumptions do you make if you assume that all cash will be used to pay allocated debt? What did you do to determine that such assumptions were those of a market participant?
- Supplementally provide the valuation report and other supporting analysis or narrative, if any, which support the fair value of each of your reporting units, as well as the schedule reconciling your market capitalization to the aggregate fair value of your reporting units.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief